February 13, 2018

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Mr. Oh:

On October 12, 2017, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf Toews Agility Dynamic Tactical Income ETF (the “Fund”), for the purpose of registering the Fund as new series of the Trust.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on November 28, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please confirm that an exemptive application has been filed on behalf of the Fund, and that the Registrant will comply with all conditions of the application.

Response: The Registrant so confirms. Please see Investment Company Release No. 32777 (August 8, 2017).

2.	Comment: Please provide all information that is missing or in brackets as of the effective date of filing.

Response: The missing and bracketed information has been completed or finalized.

3.	Comment: Please revise the language on the cover page to read: “Approximate Date of Proposed Public Offering As Soon As Practical, After Effectiveness of Registration Statement:”

Response: The requested change has been made.

4.	Comment: Please provide a more detailed description of the “Title of Securities Being Registered.”

Response: The following disclosure has been added:

Prospectus

Fee Table

5.	Comment: Please provide a corresponding footnote for the line item, “Other Expenses.”

Response: The following footnote has been added:

Other expenses have been estimated for the current fiscal year.

6.	Comment: With regard to footnote 2, please ensure that the date of the agreement is at least one year from the effective date of the registration statement.

Response: The Registrant confirms that the termination date of the operating expense limitation agreement will be at least one year from effective date of the registration statement.

7.	Comment: With regard to footnote 2, please removed the language, “…~~on a rolling three year basis~~…” and add, “if such recoupment can be achieved within the foregoing expense limits at the time of waiver and recoupment.”

Response: The requested change has been made.

Expense Example

8.	Comment: Please add disclosure, and include in the expense example calculations, the expense waiver for its entire duration.

Response: The disclosure has been revised as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Finally, the Example assumes that the Fund’s operating expense limitation agreement will only be in place for the duration described above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Portfolio Turnover

9.	Comment: Please add the following disclosure, “These costs, which are not reflected in annual fund operating expenses or in the Example, may adversely or negatively affect the Fund's performance.”

Response: The requested change has been made.

Principal Investment Strategies

10.	Comment: Please ensure that the Fund’s use of derivatives complies with the Barry Miller no-action letter.

Response: The Registrant so confirms.

11.	Comment: Please add disclosure stating that high yield debt is also known as “junk bonds.”

Response: The disclosure has been revised as follows:

The Fund's adviser seeks to achieve the Fund's investment objectives by investing primarily in exchange traded funds ("ETFs"), options on ETFs, futures and options that invest in or are otherwise exposed to domestic and foreign high-yield debt instruments (also known as “junk bonds”), and U.S. or foreign cash equivalents.

12.	Comment: Please reconcile and distinguish the Fund’s stated secondary objective, “…to limit risk during unfavorable market conditions…” from the disclosure regarding temporary investments.

Response: The Registrant declines to revise existing disclosure.

13.	Comment: Please be more specific with regard to the disclosure, “The adviser buys and sells securities and derivatives to increase or decrease the Fund's exposure to the high-yield bond market.”

Response: The disclosure has been revised as follows:

The adviser buys and sells securities and derivatives described above to increase or decrease the Fund's exposure to the high-yield bond market.

Principal Investment Risks

14.	Comment: Please revise to better show the principal risks of the Fund rather than its underlying investments.

Response: Please see the additional disclosure provided below:

ETF Structure Risks: The Fund is structured as an ETF and as a result is subject to the special risks, including:

o	Not Individually Redeemable. Shares are not individually redeemable and may be redeemed by the Fund at NAV only in large blocks known as “Creation Units.” You may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.

o	Trading Issues. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. An active trading market for the Fund’s shares may not be developed or maintained. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares. To the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares.
o	Market Price Variance Risk. Individual Shares of the Fund that are listed for trading on the Exchange can be bought and sold in the secondary market at market prices. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares. There may be times when the market price and the NAV vary significantly and you may pay more than NAV when buying Shares on the secondary market, and you may receive less than NAV when you sell those Shares. The market price of Shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. In times of severe market disruption, the bid-ask spread often increases significantly. This means that Shares may trade at a discount to NAV and the discount is likely to be greatest when the price of Shares is falling fastest, which may be the time that you most want to sell your Shares. The Fund’s investment results are measured based upon the daily NAV of the Fund over a period of time. Investors purchasing and selling Shares in the secondary market may not experience investment results consistent with those experienced by those creating and redeeming directly with the Fund.
▪	In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.
▪	The market price for the Fund’s shares may deviate from the Fund’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for Fund shares than the Fund’s net asset value, which is reflected in the bid and ask price for Fund shares or in the closing price.
▪	When all or a portion of an ETFs underlying securities trade in a market that is closed when the market for the Fund’s shares is open, there may be changes from the last quote of the closed market and the quote from the Fund’s domestic trading day, which could lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

15.	Comment: Please disclosure within this section that, an active trading market where shares of the Fund may not develop or be maintained, please also note, that in times of market stress, market makers or authorized participants may step away from their respective roles in a market and that this could in turn, could lead to variances between the market price of the Fund’s shares and the underlying value of those shares.

Response: The requested change has been made as follows:

In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.

16.	Comment: Please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system. If so, please disclose within this section, the risk that there are a limited number of financial institutions that may act as authorized participants that post collateral for trades on an agency basis, i.e., on behalf of other market participants. Please also disclose that to the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn, lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Fund’s underlying investments are not traded outside of a collateralized settlement system. The following disclosure has been added:

To the extent that those authorized participants exit the business or are unable to process creation or redemption orders and no other authorized participants are able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares.

In times of market stress, market makers may step away from their role market making in shares of ETFs and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s net asset value.

17.	Comment: If the Fund will invest significantly in a single underlying ETF, please include the underlying risk of that specific ETF.

Response: The Adviser does not plan on investing significantly in any one ETF. The Registrant believes that the risks of investing in high-yield ETFs is appropriately disclosed.

18.	Comment: With regard to Foreign Securities Risk, please disclose that if all or a portion of the Fund’s underlying securities were traded in a market that is closed when the Fund shares are active and trading on another market that is open, there may be a differences between the price depending on the various trading days. In addition, please note that this could in turn, lead to differences between the market price of the Fund shares and the underlying value of those shares.

Response: The following risk disclosure has been added:

In addition, market prices for foreign securities are not determined at the same time of day as the NAV for a Fund. The Fund may invest in foreign securities that are primarily listed on foreign exchanges that may trade on weekends or other days when the Fund does not price its shares, the value of the Fund's portfolio may change on days when you may not be able to buy or sell Fund shares.

19.	Comment: Please add disclosure for “Liquidity Risk” and “Cash Transaction Risk”.

Response: The following disclosure has been added:

In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s net asset value.

20.	Comment: Within Liquidity Risk, please add disclosure that states, “…in stressed market conditions the market for shares of an ETF may become less liquidity in response to deteriorating liquidity for the ETF’s shares.”

Response: The disclosure has been revised as follows (additional disclosure in italics):

Please see response to Comment 19.

Portfolio Managers

21.	Comment: Please add the month in which the portfolio managers began performing service for the Fund.

Response: The requested change has been made.

Purchase and Sale of Fund Shares

22.	Comment: Please define “NAV” prior to its first use.

Response: The requested change has been made.

Taxes Information

23.	Comment: Please include disclosure that, “if a shareholder is investing through a tax free plan, the shareholder will be taxed upon withdrawal from their account.”

Response: The requested change has been made.

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

24.	Comment: Please revise this section as it reads identical to the summary section.

Response: The section has been revised as follows:

The Fund's adviser seeks to achieve the Fund's investment objectives by investing primarily in exchange traded funds ("ETFs"), options on ETFs, and/or derivative instruments that invest in or are otherwise exposed to domestic and foreign high-yield debt instruments and U.S. or foreign cash equivalents. In addition, the Fund may invest directly domestic and foreign high-yield debt instruments and U.S. or foreign cash equivalents. The Fund may hedge long positions using futures, options or ETFs.

The Fund defines high-yield debt instruments as corporate bonds or other bonds or debt instruments that are generally rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB- by S&P (below investment grade). Up to 100% of the Fund's assets may be invested in instruments generally rated below Caa3 by Moody's or CCC- by S&P.

When the Fund’s adviser determines that investment conditions in the high-yield market are favorable, the Fund will allocate most of its assets to investment in high-yield ETFs, high-yield debt instruments and derivatives providing exposure to high-yield ETFs and debt instruments.

The Fund's secondary objective is to limit risk during unfavorable market conditions, and when the adviser determines such conditions exist, the Fund will take a defensive position and/or be allocated 100% to U.S. Treasuries or short-term fixed income securities, U.S. or foreign cash or cash equivalents. This strategy is a tactical market timing strategy in which the portfolio will be allocated 100% to Cash, U.S. Treasuries and/or short-term fixed income securities, U.S. or foreign cash or cash equivalents for significant periods of time.

Generally, the adviser does not attempt to evaluate individual securities. The adviser uses technical analysis, including monitoring price movements and momentum, of high-yield bond markets in an effort to identify the proper weighting of the Fund's portfolio. The adviser buys and sells securities and derivatives described above to increase or decrease the Fund's exposure to the high-yield bond market. The adviser's decision to buy or sell a Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to the high-yield bond market.

The Fund's adviser may engage in active and frequent trading of the Fund's portfolio securities achieve the Fund's investment objective.

Temporary Investments

25.	Comment: Please reconcile this section with the list of principal risks of the Fund. Specifically, explain how investments in “ETFs and other mutual funds” provide a defensive position for the Fund.

Response: The section in question has been deleted.

Principal Investment Risks

26.	Comment: Within the section, “Net Asset Value and Market Price Risk” please add disclosure that, “price differences can be significant, especially in times of market stress.”

Response: The requested change has been made.

Management of the Fund

Investment Adviser

27.	Comment: Please reconcile the annual advisory fee listed here with the fee listed in the Fee Table.

Response: The requested change has been made.

28.	Comment: With regard to the disclosure, “A discussion regarding the basis for the Board’s approval of the Investment Management Agreement for will be available in the Fund’s next annual or semi-annual shareholder report” – please add the dates covered by each of these reports.

Response: The Registrant declines to revise the existing disclosure and notes that, given the uncertainty of when the Fund may start operations, it is impossible to provide such a date at this time.

Portfolio Managers

29.	Comment: Please clearly identify the past 5 years of experience for each individual listed.

Response: The Registrant believes that the existing disclosure clearly provides the past 5 years’ experience for each of the portfolio managers.

30.	Comment: With regard to the disclosure, “Messrs. Toews, Schroeder, Graffius and Collins have served as Co-Portfolio managers since inception for the Fund” – please insert the month and year that each portfolio manager began service to the Fund rather than “since inception.”

Response: The disclosure has been revised as follows:

Net Asset Value

31.	Comment: Please include discussion of intraday indicative value ("IIV") of the Fund (see page 2 of SAI) and note that the discussion of the IIV should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: The disclosure has been revised as follows:

The approximate value of Shares of the Fund, an amount representing on a per share basis the sum of the current market price of the securities accepted by the Fund in exchange for Shares of the Fund and an estimated cash component will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association. This approximate value should not be viewed as a “real-time” update of the NAV per Share of the Fund because the approximate value may not take into account certain Fund expenses and may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day. The Fund is not involved in, or responsible for, the calculation or dissemination of the approximate value of the Shares, and the Fund does not make any warranty as to the accuracy of these values.

Frequent Purchases and Redemptions of Fund Shares

32.	Comment: With regard to the disclosure, “With regard to the purchase or redemption of Creation Units directly with the Fund, to the extent effected in-kind (i.e., for securities), those trades do not cause the harmful effects that may result from frequent cash trades” – please clarify that a cash purchase may require the Fund to incur certain costs, in addition, please disclose that these costs may be imposed to the Fund and may affect its NAV if the costs are not offset by an authorized participant.

Response: The Registrant believes the existing disclosure addresses the comment.

Distribution and Service Plan

33.	Comment: With regard to the disclosure, “In the event Rule 12b-1 fees were charged, over time they would increase the cost of an investment in the Fund” – please add “…and may over time, not only increase your costs but cost more than other charges.”

Response: The requested change has been made.

Statement of Additional Information

Investment Restrictions

34.	Comment: Please include, following the enumerated list, language that describes what is permitted under the 1940 Act.

Response: The Registrant declines to revise existing disclosure.

Policies and Procedures for Disclosure of Portfolio Holdings

35.	Comment: For all third parties that may receive non-public information concerning the Trust and/or Fund, please disclose whether such parties are subject to a duty of confidentiality as well as a duty not to trade on any non-public information. Please also confirm the identities of all persons/entities with an ongoing arrangement to receive non-public information have been provided and also as applicable, please provide all disclosure required by Item 16(f)(1)(ii) and (iii).

Response: The Registrant confirms that all third parties are appropriately listed. the Registrant respectfully declines to make further revisions to existing disclosure.

Trustee Qualifications

36.	Comment: In light of plain English, please consider breaking up the section in a list or with the use of bullet points rather than a large paragraph.

Response: The Registrant declines to revise existing disclosure.

Investment Adviser

37.	Comment: Please reconcile the “annual management fee” listed here with the rest of the registration statement.

Response: The requested change has been made.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser